Xtralink Corporation

7582 Las Vegas Boulevard, Suite # 325, Las Vegas, Nevada 89123

Phone: 702-637-6144|Fax: 702-534-4963|Email: xtralinkcorp@gmail.com

September 30, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

VIA EDGAR

Ladies and Gentlemen,

RE:          Registration of Securities on Form 10 Pursuant to Section 12G

We enclose for filing pursuant to the Securities Act of 1934, a Registration Statement on Form 10, together with exhibits thereto.

Please direct comments or questions you have concerning the Registration Statement to me at 702-637-6144 or email at xtralinkcorp@gmail.com.

Sincerely,

 /s/ Maurice Sale

Maurice Sale

President